Exhibit 99.(d)(iv)

SYNTAX ETF TRUST

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

AGREEMENT made as of February 19, 2020 by and between Syntax ETF Trust (the “Trust”), on behalf of the series listed on Schedule A (the “Fund”), and Syntax Advisors, LLC (the “Advisor”):

W I T N E S S E T H:

WHEREAS, the Trust is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and a management investment company; and

WHEREAS, the Advisor is registered as an investment adviser under the Investment Advisers Act of 1940, and will serve as the investment adviser of the Fund;

NOW, THEREFORE, the parties hereto agree as follows:

1.

a.	The Advisor agrees to waive its fees to ensure that Total Annual Operating Expenses (except any (i) interest expense, (ii) taxes, (iii) brokerage expenses and other expenses (such as stamp taxes) connected with the execution of portfolio transactions or in connection with creation and redemption transactions, (iv) expenses associated with shareholder meetings, (v) compensation and expenses of the Independent Trustees, (vi) compensation and expenses of the Trust’s chief compliance officer and his or her staff, (vii) distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, (viii) legal fees or expenses in connection with any arbitration, litigation or pending or threatened arbitration or litigation, including any settlements in connection therewith, and (ix) extraordinary expenses of the Fund) do not exceed the aggregate per annum rate listed on Schedule A of the Expense Limitation and Reimbursement Agreement of the Fund’s average daily net assets (“Expense Cap”). The Advisor agrees to pay, waive or absorb the Excluded Expenses of the Fund which exceed the aggregate per annum rate listed on Schedule A hereof of the Fund’s average daily net assets (“Excluded Expense Cap”).

b.	The fee waiver agreement also includes the Advisor’s waiver of 30 basis points of Acquired Fund Fees and Expenses. Acquired Fund Fees and Expenses reflect the Fund’s pro rata share of the fees and expenses incurred by investing in underlying ETFs and securities. The impact of Acquired Fund Fees and Expenses is included in the total returns of the Fund. The Advisor to the Fund has contractually agreed to reimburse a portion of its management fees for the Fund in an amount equal to the Acquired Fund Fees and Expenses, if any, attributable to the Fund in other series of the Trust through March 15, 2021. The contractual waiver may be terminated only upon written agreement of the Trust and the Advisor. Subject to approval by the Fund’s Board of Trustees, any waiver under the Expense Limitation Agreement is subject to repayment by the Fund within 36 months following the first of the month in which fees are waived or reimbursed, if on any particular business day of the Fund, such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed either: (i) the expense cap in place at the time such amounts were waived; or (ii) the current expense cap noted above.

2.        The Expense Limitation will remain in effect until at least March 15, 2021, and is subject to annual approval by the Board, unless and until the Board of Trustees of the Trust approves its modification or termination; PROVIDED, HOWEVER, that the Expense Limitation will terminate in the event that the investment advisory agreement in effect between the Trust on behalf of the Fund and the Advisor (or an affiliate of the Advisor) is terminated by the Trust without the consent of the Advisor or in the event such agreement terminates due to an assignment and a new investment advisory agreement with the Advisor (or an affiliate of the Advisor) does not become effective upon such termination.

3.       The Trust, on behalf of the Fund, agrees to carry forward for a period not to exceed three (3) years from the date such expense is paid, waived or absorbed by the Advisor, and to reimburse the Advisor out of assets belonging to the Fund for, any Operating Expenses of the Fund in excess of the Expense Limitation and any Excluded Expenses in excess of the cap stated on Schedule A hereof that are paid or assumed by the Advisor pursuant to this Agreement. Such reimbursement will be made as promptly as possible, and to the maximum extent permissible, without causing the Operating Expenses of the Fund for any year to exceed the Expense Limitation. This agreement of the Trust to reimburse the Advisor for excess expenses of the Fund paid, waived or absorbed by the Advisor shall terminate in the event the Advisor or any affiliate of the Advisor terminates any agreement now in effect between the Trust on behalf of the Fund and the Advisor (or any affiliate of the Advisor) without the consent of the Trust (other than a termination resulting from an assignment).

4.       This Agreement shall be construed in accordance with the laws of the state of Delaware and the applicable provisions of the 1940 Act. To the extent the applicable law of the State of Delaware, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

5.       The Declaration of Trust states and notice is hereby given that this Agreement is not executed on behalf of the Trustees of the Trust as individuals, and the obligations of the Trust under this Agreement are not binding upon any of the Trustees, officers or shareholders of the Trust individually, but are binding only upon the assets and property of the Fund.

6.       This Agreement constitutes the entire agreement between the parties hereto with respect to the matters described herein.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.

[Signature Page to Follow]

SYNTAX ETF TRUST

By:	/s/ David Jaffin
Name:	David Jaffin
Title:	Treasurer

SYNTAX ADVISORS

By:	/s/ Rory Riggs
Name:	Rory Riggs
Title:	CEO

SYNTAX ETF TRUST

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

Schedule A

SERIES	EXPENSE CAP
Syntax Stratified U.S. Total Market ETF	0.35%

Approved by the Board of Trustees on:
February 19, 2020

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